Filed by Lumentum Holdings Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lumentum Holdings Inc.

Commission File No.: 001-36861

The following communications were made available internally via email by Lumentum Holdings Inc. (“Lumentum”) on November 2, 2026.

MRVL – LITE All Employee Email from Michael Hurlston, Chief Executive Officer of Lumentum

Subject: Lumentum Combines with Marvell

All,

Today marks an important milestone in Lumentum’s history. We have entered into an agreement to merge with Marvell. The economics of the deal are that for every Lumentum share, a holder will receive 4.5 Marvell shares. The net result is that Lumentum shareholders will own 1/3 of the combined company. See additional information here <<link to press release>>.

I have said repeatedly that we see optics and electronics beginning to collide. In the scale-across and scale-out ecosystems, subsystems can be brought together in more traditional ways, block by block. However, as the industry moves to scale-up and scale-in, a much tighter integration is required, and simple patchworks no longer suffice. It is for that reason that the board and I thought that combining with Marvell gave us the best chance to lead the next generation of optics co-design. Together, we will create a category-defining company to address the market needs for AI infrastructure connectivity in next-generation data centers.

We will meet our customers’ complete interconnect needs, spanning scale-across and scale-out today to scale-up and scale-in domains tomorrow. The combined company will offer a complementary portfolio of innovative products that will allow us to serve our customers across the entire AI network fabric. If you look at a block diagram of any optical product, Lumentum has critical pieces and Marvell has equally essential parts. Together, we can create an entire solution, bringing the optical and electrical worlds together in a seamless fashion. This will enable deeper customer relationships, accelerated product roadmaps, faster time to market, and an enhanced ability to deliver differentiated products in a rapidly evolving industry.

We also firmly believe the benefits of this transaction impact our employees:

•

Like Lumentum, Marvell is built around people who take on complex technology challenges and work closely with customers to solve them. The two companies share a focus on technical excellence, customer partnership, and execution.

•	Marvell recognizes the value that our wafer fabs and manufacturing bring to this merger. This will be a key advantage and strengthening element to the combined company.

•

A combination with Marvell will create new opportunities for career growth and professional development. We will become the fifth-largest network semiconductor company in the world. We will have greater resources behind our roadmaps and benefit from the ability to build our solutions at scale. Finally, we will more than quadruple our total addressable market to over half a trillion dollars.

Taking this all together, the long-term value creation for our customers, employees, and shareholders is substantial – and significantly greater than what Lumentum could deliver on its own.

What Happens Next

Today’s announcement is just the first step in a longer process to officially join with Marvell. We expect the transaction to close in approximately 12-18 months, subject to customary closing conditions, including an affirmative vote by both sets of shareholders and required regulatory approvals.

Until the transaction closes, Lumentum and Marvell remain separate companies and will continue to operate independently. Our operations and day-to-day priorities remain unchanged. Our fiscal first quarter 2027 results, also announced today, were exceptional and build on a landmark fiscal 2026. Collectively, our execution has been remarkable, fueled by the contribution and commitment of our employees. During this time period, it is important that we keep our foot on the gas and continue to execute and deliver.

Over the coming months, we will work closely with Marvell on detailed plans for how we will combine the companies after the transaction closes. We will share more information about the plans as they develop.

All-Hands Meeting

You will receive an invitation shortly to attend an All-Hands Meeting today at 11:15am PT and 9:00pm PT. I am pleased to share that Matt Murphy, the CEO of Marvell, will be joining both sessions to share his perspective about the power of our combination directly with you. In the interim, attached to this email is an FAQ addressing questions that may be top-of-mind.

This transaction speaks to the power of our team as well as our technology. I am incredibly proud of all we have accomplished and equally excited about the future.

Michael H.

MRVL-LITE Employee FAQ

1.	What was announced?

We announced that Lumentum and Marvell have entered into a definitive agreement whereby Marvell will acquire all of the outstanding shares of Lumentum in an all-stock transaction valued at approximately $100 billion.

Under the terms of the agreement, Lumentum shareholders will receive 4.5 shares of Marvell common stock for each Lumentum share they own.

Following the close of the transaction, Marvell shareholders will own approximately 67% of the combined company, and Lumentum shareholders will own 33%, on a fully diluted basis.

2.	When is the transaction expected to close?

We expect the transaction to close in approximately 12-18 months, subject to customary closing conditions, including approval by Lumentum and Marvell shareholders and required regulatory approvals.

3.	Why has Marvell entered into an agreement to combine with us?

We have a unique opportunity in time to combine the leading optical company with the leading optical semiconductor company and create a category defining AI connectivity company.

4.	Why did Lumentum decide to pursue this transaction? What are the business benefits to Lumentum?

Together with Marvell, we will create a category defining company to address the market needs for AI infrastructure connectivity in next generation data centers.

We will meet our customers’ complete interconnect needs, spanning scale-across and scale-out today to scale-up and scale-in domains tomorrow. The combined company will offer a broad portfolio of best-in-breed products that will allow us to serve our customers across the entire AI network fabric.

This will enable deeper customer relationships, accelerated product roadmaps, faster time to market, and an enhanced ability to meet our customers’ needs in a rapidly evolving market.

5.	Why is now the right time to enter into this combination?

This is an opportunity to get ahead of a fundamental industry shift. As NPO and CPO begin to develop, this combination enables technical solutions unmatched in the industry.

6.	What does this transaction mean for employees?

The combined company’s scale creates opportunities for career growth and professional development. We will become the fifth largest network semiconductor company in the world. We will have greater resources behind our roadmaps and benefit from the ability to build our solutions at scale.

7.	Will my job change? Will there be changes to titles, roles and/or reporting relationships as a result of the transaction?

Jobs, roles, and responsibilities are continuing as usual. Until the transaction closes, Lumentum and Marvell remain separate companies and will continue to operate independently, just as we do today.

Over the coming months, teams from both companies will be developing detailed plans on how we will bring our companies together in a way that builds on our collective strengths. We will share more information about these plans as they develop and communicate with you on a consistent basis as we make progress.

8.	Are all Lumentum employees expected to join Marvell?

Until the transaction closes, Lumentum and Marvell remain separate companies and will continue to operate independently, just as we do today. Over the coming months, as part of the integration planning, the staffing needs of the combined organization will be assessed.

The combined company will continue to need the best talent in the industry to drive our success forward. Our expectation is that R&D and operations will largely run as they do today.

Compensation, Benefits, Equity

9.	Will there be any changes to employee compensation or benefits programs as a result of the transaction?

No, until the transaction closes, Lumentum’s compensation and benefits will continue as usual.

10.	What happens to the Lumentum shares I own or equity that is currently unvested?

Under the terms of the agreement, Lumentum shareholders, including employee shareholders, will receive 4.5 shares of Marvell common stock for each Lumentum share they own when the transaction closes.

Until the transaction closes, Lumentum and Marvell remain separate companies and Lumentum’s equity awards will continue to vest in the ordinary course as scheduled. Lumentum stock will continue to trade on the public market.

11.	What happens to my equity if I leave voluntarily before the transaction closes?

If you voluntarily leave before the transaction closes, your equity will be treated in accordance with Lumentum’s standard practices for departing employees.

12.	If my job is eliminated after the transaction closes, will I receive severance?

If your role is eliminated because of the acquisition, you will be eligible for severance consideration. It is important to emphasize that there are no changes planned at this time in jobs, roles, or responsibilities.

Facilities, Leadership

13.	What happens to Lumentum’s headquarters in San Jose? Will Lumentum employees who work there move to Marvell’s headquarters in Santa Clara?

No decision has been made at this time with respect to Lumentum’s headquarter facility. These kinds of details will be considered and determined as part of the integration planning. We will share more information about the plans as they develop.

14.	Will there be changes to other Lumentum facilities or offices as a result of the transaction?

Any changes with respect to our offices / facilities will be considered and determined as part of the integration planning. We will share more information about the plans as they develop.

15.	Who will become CEO? Will any members of the Lumentum management team be joining Marvell?

Matt Murphy, Marvell’s CEO, will remain Chairman and CEO of the combined company. As part of the transaction, three members of Lumentum’s Board of Directors, including CEO Michael Hurlston, are expected to join Marvell’s Board of Directors, subject to final agreement and applicable approvals. No other roles have been discussed.

16.	What happens to the Lumentum name / brand?

Lumentum will become part of Marvell, including with respect to its name and brand.

Next Steps

17.	When can the Lumentum and Marvell teams begin working together?

Lumentum and Marvell will remain independent companies until the transaction closes. This means that you should not engage with Marvell employees, customers, suppliers or other stakeholders outside of our normal course of business until the transaction closes.

If a Marvell customer or other stakeholder reaches out to you, please let them know that they should continue to engage with Marvell as normal. Importantly, you should not speculate or discuss business arrangements that may occur once the transaction is complete.

18.	What can employees expect between now and when the transaction closes?

The transaction is expected to close in approximately 12-18 months, subject to customary closing conditions, including approval by Lumentum and Marvell shareholders and required regulatory approvals. Until then, both Lumentum and Marvell will remain separate and independent publicly traded companies, and it will remain business as usual. There are no changes in your day-to-day responsibilities, and we are counting on you to continue advancing the strong momentum underway.

Over the coming months, we will work closely with Marvell on detailed plans for how we will combine the companies after the transaction closes. We will share more information about the plans as they develop.

19.	Can employees / should employees post about the announcement on social media?

As a public company, there are strict SEC rules that govern what and how we are able to share information on social media about this transaction. It is ok to repost or “like” information posted by the Company. However, employees should refrain from generating new content or commenting about the announcement so that we can all comply with SEC rules.

20.	Who should employees contact with additional questions? Where can employees get updates and find more information?

If you have any additional questions, please reach out to your manager. We will share more information about the plans as they develop.

Additional Information About the Transaction and Where to Find It

This communication relates to a proposed transaction between Marvell Technology Inc. (“Marvell”) and Lumentum (the “Transaction”). In connection with the Transaction, Marvell intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a joint proxy statement for Marvell’s and Lumentum’s respective stockholders and that will also constitute a prospectus with respect to the shares of Marvell’s common stock to be issued in the Transaction (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Marvell and Lumentum after the Form S-4 is declared effective by the SEC. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MARVELL, LUMENTUM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and Joint Proxy Statement/Prospectus and other documents containing important information about Marvell, Lumentum and the Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Marvell will be available online free of charge on Marvell’s website at https://investor.marvell.com or by contacting Marvell’s Investor Relations department at ir@marvell.com. Copies of the documents filed with the SEC by Lumentum will be available online free of charge on Lumentum’s website at https://investor.lumentum.com or by contacting Lumentum’s Investor Relations department at investor.relations@lumentum.com.

Participants in the Merger Solicitation

Marvell, Lumentum and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of Marvell, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Marvell’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on May 13, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000110465926060253/tm261486-1_def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers of the Company”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation” and “Certain Relationships and Related Party Transactions” and Marvell’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, which was filed with the SEC on March 11, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000183563226000011/mrvl-20260131.htm, under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”. To the extent holdings of Marvell’s securities by its directors or executive officers have changed since the amounts set forth in Marvell’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001835632&owner=exclude. Information about the directors and executive officers of Lumentum, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Lumentum’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on October 6, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000130817926000420/lite2026-def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers”, “Compensation Discussion and Analysis”, “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions”. To the extent holdings of Lumentum’s securities by its directors or executive officers have changed since the amounts set forth in Lumentum’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at
https://www.sec.gov/edgar/browse/?CIK=0001633978&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. You may obtain free copies of these documents using the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the Transaction and the outlook for Marvell’s and Lumentum’s results of operations and financial condition, including potential synergies following the Transaction. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the companies or the price of Marvell or Lumentum stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition and risks related to the semiconductor and optical networking industries generally; ongoing changes in the semiconductor and optical networking industries, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; risks related to the Transaction, including the effect of the announcement of the Transaction on the ability of Marvell or Lumentum to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Marvell or Lumentum do business, or on Marvell’s or Lumentum’s operating results and business generally; risks that the Transaction disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the Transaction; the outcome of any legal proceedings related to the Transaction; the anticipated tax treatment of the transaction; the possible diversion of management’s time and attention from ongoing business operations and opportunities; the ability of the parties to consummate the Transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the Transaction, including the ability to secure stockholder and regulatory approvals on the terms expected, at all or in a timely manner; the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; the ability to successfully integrate Marvell’s and Lumentum’s operations and business on a timely basis or otherwise; Marvell’s ability to implement the combined company’s plans, forecasts and other expectations with respect to its business after the completion of the Transaction and realize expected synergies and other benefits of the Transaction within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the Transaction; the cash needs and availability of financing for Marvell and Lumentum in connection with, or following the completion of, the Transaction; fluctuations in the prices of Marvell or Lumentum stock; and potential business disruptions following the Transaction. These risks, as well as other risks related to the Transaction, will be included in the registration statement on Form S-4 and Joint Proxy Statement/Prospectus that will be filed with the SEC in connection with the Transaction. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Marvell’s and Lumentum’s respective periodic reports and other filings with the SEC, including the risk factors identified in Marvell’s and Lumentum’s most recent Quarterly Reports on Form 10-Q, Marvell’s most recent Annual Report on Form 10-K, which is available online at https://www.sec.gov/Archives/edgar/data/1835632/000183563226000011/mrvl-20260131.htm and Lumentum’s most recent Annual Report on Form 10-K. which is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000162828026057358/lite-20260627.htm, under the headings “Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online free of charge on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof and are based on the current beliefs of Marvell and Lumentum as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Marvell nor Lumentum undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law. The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.